September 19, 2005

Submitted Via Edgar

United States Securities and
Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Jennifer Goeken

File:	Pierre Foods, Inc.
Form 10-K for Fiscal Year Ended March 5, 2005, filed June 3, 2005
Form 10-Q for Fiscal Quarter Ended June 4, 2005, filed July 19, 2005
File No. 0-07277

Ladies and Gentlemen:

As counsel for Pierre Foods, Inc. (the “Company”), I spoke with Jennifer Goeken of the Staff today, September 19, 2005,  concerning the letter of Jill S. Davis, Branch Chief, Securities and Exchange Commission, to Joseph W. Meyers, Vice President, Finance of the Company, dated September 15, 2005 (the “Comment Letter”).

On behalf of the Company, I  requested that the date for the Company to respond to the Comment Letter be extended to Tuesday, October 25, 2005.  Ms. Goeken advised that such date was acceptable.  This letter confirms that the Company understands that its responses to the Comment Letter are due by October 25, 2005.

Very truly yours,

/s/ Joseph M. Rigot

Joseph M. Rigot

cc:	Joseph W. Meyers
Chris Lupariello

Joe.Rigot@ThompsonHine.com   Phone 937.443.6586   Fax 937.443.6637